Exhibit 32

In connection with the amended Quarterly Report of Safe Technologies International, Inc. (the “Company”) on Form 10-Q/A for the period ending September 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Christopher L. Kolb, President and principal financial officer of the Company, certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Christopher L. Kolb
Christopher L. Kolb, President and principal financial officer
November 13, 2009